Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

September 18, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: John Reynolds, Assistant Director

Washington, D.C. 20549

RE:	Anutra Corporation

Amendment No. 1 to Form 8-K

Filed August 24, 2018

File No. 000-55740

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 2 to Current Report on Form 8-K for Anutra Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission (“Staff”) as set forth in the comment letter dated September 4, 2018 (the “Comment Letter”) in response to the filing of the Company’s Current Report on Form 8-K (originally filed on May 7, 2018). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 8-K.

Business and Business Plan, page 2

1. We note your revised disclosure in response to prior comment 1 states that “[c]urrently, ASG sells Micro-fine chia powder, marketed as ‘ANUTRA® Grain,’ which is responsible for the ASG’s revenues to date.” However, your website includes various products other than micro-fine chia powder, including plant protein products, serums and oils. Please revise or advise.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to clarify the nature of the principal products that the Company produces and sells to include plant protein products, serums and oils derived from the processing of its micro-fine chia powder.

Products and Services - ANUTRA® Grain, page 4

2. We note you disclose here and elsewhere that the company plans to offer additional products from the process of Micro-fine chia powder in the future and that these products are currently under development for commercialization. Please expand your disclosure to discuss your plan of operations for these products and the material costs that you expect to incur.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to discuss its plan of operations for the referenced products and the material costs that it expects to incur.

Effect of Existing or Probably Governmental Regulation, page 8

3. Please revise to include a more specific discussion of the effects of governmental regulations on your business, including a discussion of the regulation of the FDA on your products sold as food and nutritional supplements

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosure to include a more specific discussion of the effects of governmental regulations on its business, including a discussion of the regulation of the FDA on its products sold as food and nutritional supplements.

Management, page 14

Director Compensation, page 14

4. We note that Exhibit 10.12 indicates that you issued 25,000 shares of stock to Mr. Velasquez in 2017 as compensation for his service as a director. Please provide the disclosure required by Item 402(r)(1) of Regulation S-K for this compensation or advise:

Response: The referenced agreement was entered into by and between Mr. Velasquez and Anutra Super Grain LLC, the wholly owned subsidiary of the Company, prior to the reverse merger. Mr. Velasquez was never formally appointed as a Director of the Company nor had he ever been formally appointed as a Manager of Anutra Super Grain LLC. To date, Mr. Velasquez has merely provided advisory services to the Company. Furthermore, Mr. Velasquez has not yet been issued any shares nor has he been paid any other consideration in connection with the referenced agreement.

Certain Relationships and Related Transactions, page 15

5. We note that Exhibit 10.12 indicates that, when Mr. Velasquez was a director, you entered into an agreement with him to issue Agroexportadora Sociedad Anónima 30,000 shares in exchange for the forgiveness of $29,000 of debt. Please provide the disclosure required by Item 404(d) of Regulation S-K for this transaction or advise.

Response: Agroexportadora Sociedad Anónima has not yet been issued any shares in connection with the referenced agreement. In addition, the referenced debt has not yet been forgiven pending the issuance of the aforementioned shares to Agroexportadora Sociedad Anónima. The underlying debt relates to amounts owed by the Company, through its wholly owned subsidiary Anutra Super Grain LLC, to Agroexportadora Sociedad Anónima for purchases of grain related to the production of the Company’s products.

Exhibit 10.9

6. Please file a final version of your Bridge Loan Agreement with Brian Morini. In that regard, we note that the amount of the loan and amount of shares issued are blank.

Response: In accordance with the comment made by the Staff of the Commission, the Company has filed a final version of its Bridge Loan Agreement with Brian Morini, which provides the amount of the loan and the amount of shares to be issued.

Exhibit 10.12

7. We note that the exhibit list indicates that Exhibit 10.12 is a Bridge Loan Agreement with Mr. Velasquez. However, Exhibit 10.12 appears to concern a different agreement. Please revise the exhibit index to reflect the appropriate title of Exhibit 10.12 and file the Bridge Loan Agreement with Mr. Velasquez or advise.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised the exhibit index to reflect the appropriate title of Exhibit 10.12, which relates to a Services and Debt Forgiveness Agreement by and between the Company, through its wholly owned subsidiary Anutra Super Grain LLC, and Mr. Velasquez. Furthermore, the reference to a “Bridge Loan Agreement” with Mr. Velasquez was the result of a scrivener’s error and has been removed accordingly.

Oral Comment

8. We note your response to prior comment 8, please revise the exhibit index to incorporate by reference the Company’s Amendment to the Certificate of Incorporation.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised the exhibit index to incorporate by reference the Company’s Amendment to the Certificate of Incorporation.

* * * *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form 8-K filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form 8-K.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman

Jarvis J. Lagman, Esq.
Cassidy & Associates

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